Aflac Incorporated 2nd Quarter 2014 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2014	2013	2014	2013
Fixed charges:
Interest expense(1)	$79,836	$69,592	$160,104	$140,179
Interest on investment-type contracts	14,724	13,987	29,050	27,609
Rental expense deemed interest	163	166	328	341
Total fixed charges	$94,723	$83,745	$189,482	$168,129
Earnings before income tax(1)	$1,238,534	$1,357,884	$2,342,108	$2,719,327
Add back:
Total fixed charges	94,723	83,745	189,482	168,129
Total earnings before income tax and fixed charges	$1,333,257	$1,441,629	$2,531,590	$2,887,456
Ratio of earnings to fixed charges	14.1x	17.2x	13.4x	17.2x
(1)Excludes interest expense on income tax liabilities